Exhibit 12.1

Nexeo Solutions, Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

The following table sets forth our ratios of earnings to fixed charges for the periods presented ($ in millions). All periods have been revised to reflect adjustments for discontinued operations related to the sale of the Predecessor's North American composites business on July 1, 2014. The Predecessor periods presented below represent the operating results of Holdings and its subsidiaries prior to the Business Combination.

	Successor		Predecessor
	Fiscal Year Ended September 30,		Period From	Fiscal Year Ended September 30,
	2017	2016 (1)	October 1, 2015 through June 8, 2016 (2)	2015	2014 (3)	2013

Income (loss) from continuing operations before taxes	$24.9	$(7.2)	$(9.7)	$25.1	$(4.9)	$0.1

Add:
Fixed Charges	52.4	15.5	43.2	66.1	65.2	59.2

Total adjusted earnings	$77.3	$8.3	$33.5	$91.2	$60.3	$59.3

Fixed Charges:
Interest expense	47.0	13.9	36.2	56.1	55.8	48.1
Amortized premiums, discounts and capitalized interest expenses related to debt	4.1	1.2	6.1	8.7	8.2	10.1
Estimated interest expense within rental expense	1.3	0.4	0.9	1.3	1.2	1.0

Total fixed charges	$52.4	$15.5	$43.2	$66.1	$65.2	$59.2

Ratio of earnings to fixed charges	1.48	—	—	1.38	—	1.00

(1)	For the fiscal year ended September 30, 2016, our earnings were insufficient to cover our fixed charges by $7.2 million.

(2)	For the period from October 1, 2015 through June 8, 2016, the Predecessor's earnings were insufficient to cover its fixed charges by $9.7 million.

(3)	For the fiscal year ended September 30, 2014, the Predecessor's earnings were insufficient to cover its fixed charges by approximately $4.9 million.